

July 13, 2016

Kin Gill
Chief Legal Officer
Bazaarvoice, Inc.
10901 Stonelake Bvd.
Austin, Texas 78759

> **Re: Bazaarvoice, Inc.**
> **Schedule TO-I**
> **Filed July 5, 2016**
> **File No. 005-87043**

Dear Mr. Gill:

We have reviewed the above-captioned filing and have the following comments. Where indicated, the Schedule TO should be amended in response to these comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

General

1. It appears that the issuer is relying upon the global exemptive order issued by the U.S. Securities and Exchange Commission on March 21, 2001. Please advise us whether all of the options subject to the exchange offer were issued under an employee benefit plan as defined in Securities Act Rule 405. Specifically address whether an "employee benefit plan" meets the definition contained in Rule 405.

Offer to Exchange

2. Please revise to expressly quantify the maximum number of options sought in the tender offer, or advise. See Item 4 to Schedule TO and corresponding Item 1004(a)(1)(i) of Regulation M-A. Refer also to Rule 14e-1(b) of Regulation 14E.

Summary Term Sheet and Questions and Answers

Q11. What will be the exercise price of my new options?

3. The offer provides a range of possible exchange ratios, which ratios will be determined based on the closing price of the company's common stock on the expiration date of the offer. Accordingly, option holders who tender will not know the new exercise price of options until the close of the trading day on the expiration date. Thus, it appears that certain material terms of the offer will be unknown until some point after the close of the trading day on the expiration date. This structure appears to be inconsistent with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A. Please advise.

7. Conditions of the Offer, page 52

4. The last paragraph on page 53 states that the conditions may be asserted by the issuer "regardless of the circumstances giving rise to any such condition." The inclusion of offer conditions that enable the issuer to terminate the tender offer or its obligation to purchase based on events within its control could render the offer illusory and in contravention of Section 14(e). Please revise to avoid the implication that the offer may be terminated based on actions or inactions completely within the issuer's control.

5. The representation that the issuer's failure "at any time" to exercise any of the rights conferred by the conditions "will not be deemed a waiver of any right" suggest the issuer may become aware that an offer condition has been triggered or otherwise has become incapable of being satisfied yet permit the tender offer to proceed without making a disclosure. To the extent a material condition is waived, a material change has occurred to the offer document within the meaning of Rule 13e-4(c)(3). Please confirm the issuer understands that if a material offer condition is triggered and expressly or impliedly waived, an obligation will arise to notify shareholders. Please confirm the issuer also understands that depending on the materiality of a waived condition and the number of days remaining in the offer, the offer may need to be extended and new disclosure circulated to security holders.

15. Extension of offer; termination; amendment, page 62

6. Please explain the circumstances under which the issuer believes only oral notice could be provided of an extension or termination. Refer to Rules 14e-1(d) and 13e-4(d)(2).

Closing Comments

Please amend the filing to comply with our comments. If you do not agree with a comment, please tell us why in your response. If the information you provide in response to our comments materially changes the information already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to this disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide a written statement from an authorized representative of the issuer acknowledging that:

- the issuer is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jennifer López, Attorney-Adviser, at (202) 551-3792, or me at (202) 551-3266 for any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: John J. Gilluly III.P.C.
        Anna M. Denton, Esq.
        DLA Piper LLP